

TRUSTWIRE

End-to-end protection for confidential data

Company purpose



Provide a highly secure and easy-to-use file exchange and storage solution where only the sender and receiver see their content.

You are buck naked without encryption



Digital security can mean the difference between heaven and hell

- A lawyer's ability to safeguard confidential litigation documents can mean the difference between a comfortable retirement or a ruined career.

- A data breach for a healthcare provider can mean hefty penalties per HIPAA regulations.

- A financial advisor's negligence in securing clients' financial data can result from lost business to license revocation.

- You transmitting confidential financial information insecurely over the Internet can cost you your retirement savings or even resulting in a broken family.

Trustwire gives you the protections you need.

Problems

No simple way to exchange confidential files securely

- **Internet users are aware of cyber threats** but cannot find a simple and secure solution to exchange confidential data.

- **Email** is widely used for sharing files, but it is insecure.

- **Cloud storage providers (e.g., Dropbox)** have full access to users' files, and users have little control over how the providers are accessing/analyzing such files.

- **Simple encryption tools (e.g., WinZip)** require users to share passwords, which greatly weakens the security.

- **Strong encryption tools (e.g., PGP/GPG)** are complicated to use and require users to know about cryptography.



Solution

Our simple-to-use web-based solution enables business and individual users to exchange and store confidential files securely using industrial-strength end-to-end encryption. Protect your trade secrets, client information and your privacy without needing a technical knowledge using Trustwire's encryption power.

End-to-end encryption
Send Encrypted files where only the intended recipients can decrypt your vital contents. No one, not even Trustwire, sees the contents of the your files.



Trustwire
Hugh
Secure https://api.trustwired.com/#/app/dashboard
Apps Gmail Office365 WSI Trustwire@Bitrix Xanity@Bitrix W3E Basecamp QuickBooks Other Bookmarks
TRUSTWIRE
Dashboard
Send file
Upload file
hhall@xanity.com
Tag
File Name
Size
Sender
Time
Message
Trustwire Business Plan.docx 179.4 KB hhall@xanity.com a few seconds ago Trustwire busine..
InvestmentDeck-v1.pptx 7.6 MB hhall@xanity.com a minute ago Investment deck ..
Showing 1 to 2 of 2 entries
Previous 1 Next
© 2017 Trustwire Corporation

Simple and intuitive
Anyone with basic computer skills can use Trustwire. There is no complicated setup.

Accessible
Users can exchange or access their files from anywhere through our web-based portal. Trustwire does not require download or installation and supports all modern web browsers.

Targets

Banks and mortgage lenders

Banks and mortgage lenders need to get financial statements and other personal information from borrowers. Trustwire provides an incredibly secure and simple solution for both sides to exchange confidential information without requiring the users to install or learn new software tools. Banks and lenders will save time and cost.

Law firms

Lawyers need to handle highly confidential client data such as trade secrets and court evidence on a daily basis. Trustwire provides an extremely secure way for lawyers and their clients to exchange documents easily and to prevent data breach during transmission.

Investors

Investors need to exchange highly sensitive and confidential financial information between investors and startups. Trustwire provide a simple and secure platform to ensure that only the intended audience has access the sensitive materials.

Healthcare providers

Healthcare providers need to exchange patient medical records with other medical specialists, clinics, hospitals, labs, and patients. Trustwire provides an incredibly secure and simple way for providers to meet HIPPA requirements and prevent costly lawsuits or penalties.

Market size



Enterprise content management (Dropbox, etc.)
$8 billion market



Healthcare firms and workers
700,000+ healthcare firms
12 million workers



Security firms and brokers
3,700+ securities firms
630,000+ brokers



Other professional firms
490,000+ accounting firms, real estate brokers, insurance agencies, and consulting firms.



Law firms and lawyers
170,000+ law firms
1.3 million lawyers

* Sources: Forrester, US Census Bureau, Small Business Administration

Competitors



Competitive advantages

High-level of security
Trustwire uses the same strong encryption technologies as used by banks and government agencies such as DoD, FBI, CIA, and NSA.

Simple and intuitive
Trustwire targets SMBs because it makes strong encryption simple for all users. Companies do not need to provide training to their employees and clients.

Accessibility
Trustwire does not require download or installation. Our web-based solution gives users the freedom to exchange and access their confidential files from anywhere with or without their own devices.



Cost saving
Trustwire is a turnkey solution for businesses to securely exchange and store confidential files. IT departments do not need to maintain any servers or software, and the company does not need to provide training to employees, thus saving a substantial amount of money in their cybersecurity initiatives.

Business model

Revenue model
Subscription based model: Free, Business Plan (unlimited use), Enterprise

Pricing
Free – small storage space and basic features
Business plan – more storage space and advanced features
- $150 per year per user (pay annually)
- $15 per month per user (pay monthly)

Enterprise plan – customized to seamlessly integrates with enterprise storage systems
- Price varies depending on requirements

Sales & distribution
Consumers & small businesses
- Online: social media ads, inbound marketing, and viral marketing campaigns.

Medium to large corporations
- Dedicated sales associates: trade shows, seminars, cybersecurity education events, inbound marketing.

Roadmap



Launch Trustwire
R&D and testing through private invites. Launching public website in June 2018 to enable users to exchange files securely with end-to-end encryption.

Equity Crowdfunding
Raise capital through SEC Reg CF to expand marketing, sales, and R&D.

Launch Crypto Escrow
Trustwire's Crypto Escrow technology is a multi-signature blockchain technology aims to secure crypto transactions for lenders and consumers who transact using cryptocurrencies.

Dominate US Secure File-Sharing Market
Becomes the household name for secure file transfer service.

Global Presence
Reach global audience and becomes a global cybersecurity solution provider.

Founders and management



Hugh Hall, Founder & CEO

Before founding Trustwire, Hugh was the co-founder and CTO of DareLab for five years, where he led his team and created a large-scale content distribution system that generated over $10 million in total sales.

Education: Johns Hopkins University – MS Info & Telecom Sys; Johns Hopkins University – MBA; MIT – Accepted into MS Engineer in Comp Science; University of Maryland – BS Computer Sci



Jack Chen, Co-founder & CTO

Jack was the winners of several Top Coder contests, 2007 ACM/ICPC gold medal in the Nanjing (China) region, and ranked top 200 worldwide in the 2008 Google Code Jam. Jack was a lead software engineer at Microsoft's Visual Studio team.



Fandy Zhang, Co-founder & CISO

Fandy created a scalable OpenVPN-based VPN system, which was used by international news organizations and served millions of users across the world. Fandy is a seasoned computer security expert.



Angela Hall, Founder & President

Angela is a serial entrepreneur who previously founded the successful software consulting firm DareLab. She is also the founder of Lens Love and Beyond, an international photography education platform that provides online trainings to professional photographers.



Bo Leng, Co-founder & CXO

As the Chief Experience Officer, Bo created an innovative way to make complex encryption easy to use even for non-tech-savvy users.

Equity crowdfunding & income projection



5-Years Gross Revenue & Net Income Projections

Note: These are predictions and cannot be guaranteed.